Exhibit 99.1

THIRD AMENDING AGREEMENT

THIS AGREEMENT dated as of November 7, 2014.

AMONG:

ENERPLUS CORPORATION, a corporation subsisting under the laws of the Province of Alberta, as borrower (hereinafter referred to as the "Borrower"),

OF THE FIRST PART

and

CANADIAN IMPERIAL BANK OF COMMERCE, a Canadian chartered bank, as administrative agent of the Lenders (hereinafter referred to as the "Agent"),

OF THE SECOND PART

and

EACH PERSON NAMED ON THE SIGNATURE PAGES HEREOF in their capacity as a Lender (excluding the Departing Lenders, as defined below, collectively, the "Lenders"),

OF THE THIRD PART

WHEREAS the parties hereto (other than the New Lenders) entered into the Credit Agreement;

AND WHEREAS the parties hereto have agreed to amend and supplement certain provisions of the Credit Agreement as set out herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

1.                INTERPRETATION

1.1             In this Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:

"Agreement" means this third amending agreement, as amended, modified, supplemented or restated from time to time and includes, for certainty, the Confirmation of Guarantee attached hereto;

"Amended Credit Agreement" means the Credit Agreement as amended and supplemented by this Agreement, and as the same may be further amended, modified, supplemented or restated from time to time;

"Credit Agreement" means the amended and restated credit agreement dated as of October 31, 2012 between the Borrower, the Agent and the Lenders, as amended by a first amending agreement dated as of November 8, 2013 and a second amending agreement dated as of May 6, 2014;

"Departing Lenders" means Sumitomo Mitsui Banking Corporation of Canada and HSBC Bank Canada, and "Departing Lender" means any one of them;

"Effective Date" means the date on which all of the conditions precedent in Section 5.1 of this Agreement have been satisfied or waived by the Lenders; and

"New Lenders" means Caisse centrale Desjardins and Wells Fargo Bank N.A., Canadian Branch, and "New Lender" means any one of them.

1.2             Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement.

1.3             The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto. Unless expressly indicated otherwise, all references to "Section" or "Sections" are intended to refer to a Section or Sections of the Credit Agreement.

2.                departing lenders and new lenders

2.1             Departing Lenders

(a)	Each of the parties hereto (other than the New Lenders and the Departing Lenders) consents to the departure of each Departing Lender as a Lender and to the repayment to the Departing Lenders as contemplated herein. On Effective Date, the Borrower shall pay to the Agent for the account of the Departing Lenders the Principal Amount owing to each Departing Lender and any other amounts owing to each Departing Lender under the Credit Agreement, and upon such repayment, each Departing Lender shall cease to be a Lender under the Credit Agreement.

2.2             New Lenders

(a)	The parties hereto (other than the Departing Lenders) confirm and agree that, from and after the date hereof, each New Lender shall be a Lender for all purposes of the Credit Agreement and the other Documents having the Individual Commitment Amount set forth opposite its name on Exhibit A hereto and all references herein or therein to "Lenders" or a "Lender" shall be deemed to include each New Lender.
(b)	Each New Lender hereby agrees that it will be bound by the Credit Agreement and the other Documents as a Lender to the extent of its Individual Commitment Amount as fully as if it had been an original party to the Credit Agreement.
(c)	Without in any way limiting the other provisions hereof, each New Lender irrevocably appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers under the Credit Agreement and the other Documents as are delegated to the Agent by the terms thereof, together with such powers as are reasonably incidental thereto, all in accordance with the provisions of the Credit Agreement.
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(d)	Each New Lender acknowledges to the Agent that the New Lender has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of each Borrower and its Subsidiaries, all of the matters and transactions contemplated herein and in the Credit Agreement and other Documents and all other matters incidental to the Credit Agreement and the other Documents. Each New Lender confirms with the Agent that it does not rely, and it will not hereafter rely, on the Agent:
(i)	to check or inquire on its behalf into the adequacy, accuracy or completeness of any information provided by each Borrower, its Subsidiaries or any other person under or in connection with the Credit Agreement and other Documents or the transactions therein contemplated (whether or not such information has been or is hereafter distributed to it by the Agent); or
(ii)	to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of each Borrower and its Subsidiaries.
(e)	Each New Lender acknowledges to the Agent that a copy of the Credit Agreement (including a copy of the schedules annexed thereto) has been made available to it for review and further acknowledges and agrees that it has received copies of such other Documents and such other information that it has requested for the purposes of its investigation and analysis of all matters related to this Agreement, the Credit Agreement, the other Documents and the transactions contemplated hereby and thereby. Each New Lender acknowledges to the Agent that it is satisfied with the form and substance of the Credit Agreement (as amended and supplemented hereby) and the other Documents.
(f)	Each of the Swing Line Lender, the Fronting Lender and the Agent hereby consents to the addition and novation of each New Lender into the Credit Agreement as a Lender and agrees to recognize the New Lender as a Lender under the Credit Agreement as fully as if the New Lender had been an original party to the Credit Agreement.
(g)	Each Lender (for certainty, including each New Lender) agrees that its Individual Commitment Amount shall be as set out in Exhibit A attached hereto and accordingly, Schedule A to the Credit Agreement is deleted and replaced with Exhibit A attached hereto.

2.3             Adjustment of Outstanding Principal

(a)	In order to give effect to the amendment in Individual Commitment Amounts provided for herein, the Aggregate Principal Amount shall be adjusted (by the Agent in accordance with its normal practices) on the Effective Date to ensure each Lender is owed its amended Rateable Portion of the Aggregate Principal Amount; and after the Effective Date, all Drawdowns shall be made on the basis of the amended Rateable Portion of each Lender.
(b)	The Lenders hereby agree to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be required from time to time by the Agent or any of the Lenders to ensure that the Aggregate Principal Amount owing to each Lender is outstanding in proportion to each Lender's Rateable Portion of the Aggregate Principal Amount.

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3.                AMENDMENTS TO CREDIT AGREEMENT

3.1             Effective as of the Effective Date, the Borrower, the Agent and each of the Lenders agree the Credit Agreement is amended as follows:

(a)	the definition of "Maturity Date" is amended by replacing October 31, 2016 with October 31, 2017;
(b)	the definition of "Swing Line Loan Limit" and Section 3.9(k) are amended by replacing $75,000,000 with $80,000,000;
(c)	Section 14.2 is amended by:
(i)	deleting subsection (a) in its entirety and replacing it with the following:

"(a) the Consolidated Senior Debt to EBITDA Ratio of the Borrower will not exceed 3.5:1"; and

(ii)	deleting the reference to "paragraphs (a) and (c)" in the second line of the paragraph following subsection (c) and replacing it with "paragraph (c)";
(d)	Section 11.1(a)(ii) is amended by deleting "Cdn. $10,000,000" and replacing it with "Cdn. $15,000,000".

4.                REPRESENTATIONS AND WARRANTIES

4.1             The Borrower hereby represents and warrants that as of the Effective Date:

(a)	no Default or Event of Default has occurred and is continuing; and
(b)	the representations and warranties contained in Article 13 of the Credit Agreement (other than those made specifically as of the Amendment Date and with this Agreement being a Document and references to the Credit Agreement being deemed to be references to the Amended Credit Agreement) are true and correct.

4.2             The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Advance, notwithstanding any investigations or examinations which may be made by or on behalf of the Agent, the Lenders or the Lenders' counsel. Such representations and warranties shall survive until the Amended Credit Agreement has been terminated.

5.                CONDITIONS PRECEDENT TO EFFECTIVENESS

5.1             This Agreement shall be effective on the date each of the following conditions precedent are satisfied (or waived by the Lenders hereunder):

(a)	the Borrower shall deliver or cause to be delivered to the Agent an executed copy of this Agreement for each Lender and each Departing Lender; and
(b)	each Lender shall have been paid all fees as have been agreed to with the Borrower in respect of this Agreement.

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5.2             The conditions precedent set out in Section 5.1 above are inserted for the sole benefit of the Lenders and may be waived only by unanimous consent of the Lenders.

6.                CONFIRMATION OF CREDIT AGREEMENT AND OTHER DOCUMENTS

The Credit Agreement and the other Documents to which the Borrower is a party and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect. The Credit Agreement as amended hereby is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect. This Agreement shall, for all purposes, be considered to be a Document.

7.                FURTHER ASSURANCES

The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.

8.                COUNTERPARTS

This Agreement may be executed in any number of counterparts (and by different parties hereto in different counterparts), each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page of this Agreement by telecopier or other electronic means shall be effective as delivery of a manually executed counterpart of this Agreement.

9.                Governing Law

The parties agree that this Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein, without prejudice to or limitation of any other rights or remedies available under the laws of any jurisdiction where property or assets of the Borrower may be found.

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IN WITNESS WHEREOF the parties hereto have executed this Agreement.

ENERPLUS CORPORATION Per: “signed by” Name: Michael Politeski Title: Treasurer & Corporate Controller Per: “signed by” Name: Jodi Jenson Labrie Title: VP, Finance
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CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Swing Line Lender, Fronting Lender and Lender

Per: “signed by”

Name: Joelle Chatwin

Title: Executive Director

Per: “signed by”

Name: Chris Perks

Title: Managing Director

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ROYAL BANK OF CANADA Per: “signed by” Name: Teresa R. Hornett Title: Authorized Signatory Per: Name: Title:
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BANK OF MONTREAL Per: “signed by” Name: Dana Fleury Title: Vice President Per: “signed by” Name: Connor Irving Title: Associate
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THE BANK OF NOVA SCOTIA Per: “signed by” Name: Michael Linder Title: Director Per: “signed by” Name: Chris Freeman Title: Associate
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THE TORONTO-DOMINION BANK Per: “signed by” Name: Anil Nayak Title: Vice President Per: “signed by” Name: Craig DeBellefeuille Title: Director
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NATIONAL BANK OF CANADA Per: “signed by” Name: Mark Williamson Title: Authorized Signatory Per: “signed by” Name: Greg Steidl Title: Authorized Signatory
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CITIBANK, N.A., CANADIAN BRANCH Per: “signed by” Name: Jonathan Cain Title: Authorized Signatory Per: Name: Title:
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UNION BANK, CANADA BRANCH Per: “signed by” Name: Larry Sagriff Title: Director Per: Name: Title:
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ALBERTA TREASURY BRANCHES Per: “signed by” Name: Matthew Littlejohn Title: Director Per: “signed by” Name: Andrew Yang Title: Associate Director
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WELLS FARGO BANK N.A., CANADIAN BRANCH Per: “signed by” Name: Victor Martinez Title: Director Per: Name: Title:
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CAISSE CENTRALE DESJARDINS Per: “signed by” Name: Oliver Sumugod Title: Director Per: “signed by” Name: Pierre R. Tremblay Title: Managing Director

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HSBC BANK CANADA, as Departing Lender Per: “signed by” Name: Jean-Philippe Gariazzo Title: Director Per: “signed by” Name: Glen Chui Title: Analyst

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SUMITOMO MITSUI BANKING CORPORATION OF CANADA, as Departing Lender Per: “signed by” Name: Alfred Lee Title: Senior Vice President Per: Name: Title:
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CONFIRMATION OF GUARANTEE

For good and valuable consideration (the receipt and sufficiency of which is hereby conclusively acknowledged), the undersigned hereby: (a) consents to the terms of this Agreement and (b) confirms and agrees that its Guarantee made as of October 31, 2012 or, in the case of 1773527 Alberta Ltd., October 10, 2013, as applicable, is and shall remain in full force and effect in all respects and, without limiting the generality of the foregoing, shall continue to exist and apply to all of the Obligations (as defined in such Guarantee), including, without limitation, the Obligations (as defined in such Guarantee) of the Borrower under, pursuant to or relating to the Amended Credit Agreement.

Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Amended Credit Agreement.

1209783 ALBERTA ULC Per: “signed by” Name: Michael Politeski Title: Treasurer & Corporate Controller Per: “signed by” Name: Jodi Jenson Labrie Title: VP, Finance	EPARTNERSHIP HOLDINGS LTD. Per: “signed by” Name: Michael Politeski Title: Treasurer & Corporate Controller Per: “signed by” Name: Jodi Jenson Labrie Title: VP, Finance
ENERPLUS RESOURCES U.S. INC. Per: “signed by” Name: Michael Politeski Title: Treasurer & Corporate Controller Per: “signed by” Name: Jodi Jenson Labrie Title: VP, Finance	3104613 NOVA SCOTIA LIMITED Per: “signed by” Name: Michael Politeski Title: Treasurer & Corporate Controller Per: “signed by” Name: Jodi Jenson Labrie Title: VP, Finance
1773527 ALBERTA LTD. Per: “signed by” Name: Michael Politeski Title: Treasurer & Corporate Controller Per: “signed by” Name: Jodi Jenson Labrie Title: VP, Finance	ENERPLUS RESOURCES (USA) CORPORATION Per: “signed by” Name: Michael Politeski Title: Treasurer & Corporate Controller Per: “signed by” Name: Jodi Jenson Labrie Title: VP, Finance
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EXHIBIT A

Schedule A to the Enerplus Corporation Amended and Restated Credit Agreement dated October 31, 2012

LIST OF LENDERS AND COMMITMENTS

LENDER	ADDRESS FOR NOTICES	INDIVIDUAL COMMITMENT AMOUNTS (CDN.$)
Canadian Imperial Bank of Commerce	9th Floor, Bankers Hall East 855 – 2nd Street S.W. Calgary, Alberta T2P 2P2 Attention: Executive Director Facsimile: (403) 221-5779	<REDACTED>
Royal Bank of Canada	3900, 888 – 3rd Street S.W. Calgary, Alberta T2P 5C5 Attention: Senior Manager Facsimile: (403) 292-3234	<REDACTED>
Bank of Montreal	900, 525 – 8th Avenue S.W. Calgary, Alberta T2P 1G1 Attention: Manager Facsimile: (403) 515-3650	<REDACTED>
The Bank of Nova Scotia	2000, 700 – 2nd Street S.W. Calgary, Alberta T2P 2W1 Attention: Managing Director Facsimile: (403) 221-6497	<REDACTED>
The Toronto-Dominion Bank	Suite 800, Home Oil Tower 324 – 8th Avenue S.W. Calgary, Alberta T2P 2Z2 Attention: Vice President and Director Facsimile: (403) 292-2772	<REDACTED>
National Bank of Canada	1800, 311 – 6th Avenue S.W. Calgary, Alberta T2P 3H2 Attention: Director, Energy Group Facsimile: (403) 298-3078	<REDACTED>
Citibank, N.A., Canadian Branch	4000, 525 - 8th Avenue S.W. Calgary, Alberta T2P 1G1 Attention: Assistant Vice President Facsimile: (403) 398-1692	<REDACTED>

Wells Fargo Bank N.A., Canadian Branch	2711, 308 – 4th Avenue SW Calgary, Alberta T2P 0H7 Attention: Portfolio Manager Facsimile: (403) 776-8700	<REDACTED>
Caisse centrale Desjardins	1170, Rue Peel, Bureau 600 Montréal, Quebec H3B 0B1 Attention: Senior Manager/Vice-President Facsimile.: (403) 532-6641	<REDACTED>
Union Bank, Canada Branch	730, 440 – 2nd Street S.W. Calgary, Alberta T2P 5E9 Attention: Vice President Telecopier: (403) 264-2770	<REDACTED>
Alberta Treasury Branches	600, 444 – 7th Avenue S.W. Calgary, Alberta T2P 0X8 Attention: Manager, Energy and Commercial Banking Facsimile: (403) 974-5776	<REDACTED>
COMMITMENT AMOUNT:		$1,000,000,000

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FRONTING LENDERS AND INDIVIDUAL FRONTED LC COMMITMENTS

LENDER	ADDRESS FOR NOTICES	INDIVIDUAL COMMITMENT AMOUNTS (CDN.$)
Canadian Imperial Bank of Commerce	9th Floor, Bankers Hall East 855 – 2nd Street S.W. Calgary, Alberta T2P 2P2 Attention: Executive Director Facsimile: (403) 221-5779	<REDACTED>